Exhibit 99.1

Foresight Announces Voluntary Delisting from the Tel Aviv Stock Exchange; ADSs to Continue Trading on Nasdaq

NESS ZIONA, Israel, September 30, 2026 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) (“Foresight” or the “Company”), an innovator in 3D perception systems, today announced that it will voluntarily delist its ordinary shares, no par value per share (the “Ordinary Shares”) from trading on the Tel Aviv Stock Exchange Ltd. (“TASE”).

“This is a natural next step for Foresight and consistent with the strategy we have begun to execute, including our recently announced plans to enter the European data-center development market”, said Haim Siboni, Chief Executive Officer and Chairman of the Board of Directors of Foresight. “Delisting from the TASE is expected to reduce cost and administrative complexity associated with maintaining a dual listing, and to allow the Company to focus its investor-relations and capital-markets resources on the Nasdaq Capital Market (“Nasdaq”), where most of the trading in our securities takes place. Israeli and international investors will continue to be able to trade the Company’s securities on Nasdaq in the form of American Depositary Shares (“ADSs”).”

The Company has requested that the TASE initiate the process to delist its Ordinary Shares. In accordance with applicable Israeli law and the rules of the TASE, the last day the Ordinary Shares will trade on the TASE will be January 1, 2027, and the Ordinary Shares will be delisted from the TASE on January 4, 2027. During the interim period, the Company’s Ordinary Shares are expected to continue to trade on the TASE.

The Company’s ADSs, each currently representing ninety (90) Ordinary Shares, will continue to be listed and trade on the Nasdaq under the symbol “FRSX.” The voluntary delisting from the TASE will not affect the Company’s listing on Nasdaq or its reporting obligations under the U.S. securities laws.

Holders of Ordinary Shares that currently trade on the TASE may convert their Ordinary Shares into ADSs through their banks or brokers. The process to convert Ordinary Shares into ADSs involves depositing Ordinary Shares in the Israeli custodian account of Bank of New York Mellon, the Depositary of the Company’s ADS program. No fractional ADSs will be issued to holders of the Company’s Ordinary Shares in connection with the conversion of their Ordinary Shares into ADSs, and the treatment of any fractional ADSs shall be in accordance with the applicable rules and instructions of the TASE.

Holders of the Company’s Ordinary Shares are encouraged to contact their banks or brokers with any questions about the conversion process.

The Company will continue to file reports with the U.S. Securities and Exchange Commission and to make public disclosures in accordance with applicable Nasdaq and U.S. securities laws.

The Company is not aware of any technical or substantive impediment to the trading of the Company’s securities on Nasdaq following its delisting from the TASE.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing advanced three-dimensional (3D) perception systems and cellular-based applications. Through its wholly owned subsidiaries, Foresight Automotive Ltd., Foresight Changzhou Automotive Ltd., and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s 3D perception systems include modules of automatic calibration and dense 3D point cloud that can be applied to different markets such as automotive, defense, autonomous driving, agriculture, heavy industrial equipment, and UAVs.

Eye-Net Mobile develops next-generation vehicle-to-everything collision prevention solutions and smart automotive systems to enhance road safety and situational awareness for all road users in urban mobility environments. By leveraging cutting-edge artificial intelligence technology, advanced analytics, and existing cellular networks, Eye-Net’s innovative solution suite delivers real-time pre-collision alerts to all road users via smartphones and other smart devices within vehicles.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on X, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “aims,” “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the voluntary delisting from the TASE, its strategy, the expected benefits and advantages from the delisting and the last date the Company’s Ordinary Shares will trade on the TASE and the date the Ordinary Shares will be delisted from the TASE. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F for the fiscal year ended December 31, 2025, filed with the Securities and Exchange Commission (“SEC”) on March 25, 2026, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the content of third party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com